

August 13, 2012

<u>Via E-mail</u>
Mr. Jarett Fenton
Chief Financial Officer
Ciralight Global, Inc.
15303 Ventura Blvd., 9th Floor
Sherman Oaks, CA 91403

   RE: **Ciralight Global, Inc.**
      Form 10-K for the Year ended December 31, 2011
      Filed March 30, 2012
      Form 10-Q for the Quarter ended March 31, 2012
      Filed May 15, 2012
      File No. 0-54036

Dear Mr. Fenton:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Exhibit 31

1. We note that you have made certain modifications to your management certifications included in your December 31, 2011 Form 10-K and March 31, 2012 Form 10-Q. For example, in Exhibits 31.1 and 31.2 of your Form 10-K, paragraph 3 should refer to "other financial information" rather than "other information". Additionally, paragraph 5a of Exhibit 31.2 should not make reference to a small business issuer. Several other modifications were made to the Exhibit 31 certifications in your March 31, 2012 Form 10-Q. In addition, the certifications included in your December 31, 2011 Form 10-K are dated March 30, 2011. Please amend the Form 10-K and Form 10-Q in their entirety to revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In addition, please

ensure that the certifications are currently dated and refer to the Form 10-K/A and Form 10-Q/A, as appropriate.

Exhibit 32

2. Your Exhibit 32 certifications presented in your December 31, 2011 Form 10-K currently refer to the year ended December 31, 2010 and are dated March 30, 2011. As such, please amend the Form 10-K in its entirety along with updated certifications that refer to the year ended December 31, 2011. In addition, please ensure that the certifications are currently dated and refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief